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As filed with the Securities and Exchange Commission on December 14, 2006

Registration No. 333-138921

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 500 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

        Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

        It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☐	At some future date (check the appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☒

2

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE REGISTRANT IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE REGISTRANT AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above mentioned address and telephone number and is also available electronically at www.sedar.com. The Company's head office and registered office is located at 145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 14, 2006

AGNICO-EAGLE MINES LIMITED

Debt Securities

Common Shares

Warrants

US$500,000,000

Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Toronto Stock Exchange (the "TSX") under the symbol "AEM". The Company's share purchase warrants ("Warrants") trade on the TSX under the symbol "AEM.WT.U" and the Nasdaq National Market under the symbol "AEMLW".

              Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 14, 2006. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

              In this prospectus, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiaries.

              The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 14, 2006 was US$1.00 = C$1.1565.

              Unless otherwise stated herein, all financial statement data used herein was prepared in accordance with United States generally accepted accounting principles ("US GAAP").

NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

              The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's ("SEC") Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

              The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented and incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

    This prospectus and documents incorporated by reference herein use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

    This prospectus and documents incorporated by reference herein use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

              For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (filed with the SEC on March 28, 2006), as amended by the Company's Annual Report on Form 20-F/A (filed with the SEC on May 26, 2006) (as so amended, the "Form 20-F").

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

              This prospectus and the documents incorporated by reference herein present "total cash costs per ounce" and "minesite cost per tonne" that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. A reconciliation of these measures to the most comparable financial measures calculated and presented in accordance with US GAAP is set out below.

	Three months ended September 30,				Nine months ended September 30,				Year ended December 31,
	2006		2005		2006		2005		2005		2004		2003
	(thousands, except as noted)
Total cash costs per ounce
Production costs per US GAAP		$36,456		$32,548		$105,210		$93,789		$127,365		$98,168		$104,990
Adjustments:
Net byproduct revenues		(74,192)		(28,812)		(207,419)		(77,509)		(123,450)		(82,521)		(41,254)
Inventory adjustments(1)		(4,430)		(1,588)		(9,767)		(4,119)		6,991		—		—
El Coco royalty		—		—		—		—		—		—		(12,888)
Non-cash reclamation provision		(116)		(108)		(333)		(320)		(429)		(493)		(151)

Cash costs		$(42,282)		$2,040		$(112,309)		$11,841		10,477		15,154		50,697

Gold production (ounces)		59,603		61,704		179,804		178,785		241,807		271,567		236,653

Cash costs per ounce		$63		$57		$61		$55		$43		$56		$215

El Coco royalty		—		—		—		—		—		—		54
Total cash costs per ounce		$(709)		$33		$(625)		$66		$43		$56		$269

Minesite cost per tonne
Production costs per US GAAP		$36,456		$32,548		$105,210		$93,789		$127,365		$98,168		$104,990
Adjustments:
Inventory(2) and hedging(3) adjustments		1,250		(915)		2,812		(3,530)		(4,752)		12,107		54
El Coco royalty		—		—		—		—		—		—		(12,888)
Non-cash reclamation provision		(116)		(108)		(333)		(320)		(429)		(314)		(519)

Minesite costs		$37,590		$31,525		$107,689		$89,939		$122,184		$109,961		$91,637

Minesite costs	C$	42,153	C$	37,913	C$	121,591	C$	109,986	C$	147,834	C$	142,702	C$	127,931

Tonnes milled		669		660		1,987		1,999		2,672		2,701		2,222

Minesite costs per tonne milled(1)	C$	63	C$	57	C$	61	C$	55	C$	55	C$	53	C$	58

Notes:

(1)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(2)
Inventory adjustments reflect costs associated with unsold concentrate.

(3)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per tonne.

              This prospectus and the documents incorporated by reference herein also contain information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the above reconciliation, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

              The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

PROSPECTUS SUMMARY

              The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 14, 2006.

The Company

              The Company is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 4.0 million ounces of gold. In the first three quarters of 2006, the Company produced 179,804 ounces of gold at a total cash cost of minus $625 per ounce and, in the year ended December 31, 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce, in each case net of revenues received from the sale of silver, zinc and copper byproducts. The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. The Company has historically sold all of its production at the spot price of gold pursuant to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continuing exploration and development at the LaRonde Mine (including the LaRonde II mine project, described below), the Goldex mine project and the Lapa mine project in Quebec, and at the Kittila mine project in northern Finland, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company intends to continue exploration and development at its Pinos Altos project in northern Mexico.

              The LaRonde Mine currently accounts for all of the Company's gold production. In July 2005, the Company initiated construction at the Goldex mine project, where initial production is expected to commence in 2008. The Company is also initiating construction of the Kittila mine project and completing construction of the Lapa mine project, both of which are expected to commence production in 2008. In addition, the Company has commenced construction of the LaRonde II mine project at the LaRonde Mine. The Company expects production from the LaRonde II mine project to commence in 2011.

Recent Developments

              On June 7, 2006, the Company issued 8,455,000 common shares in a public offering for net proceeds of approximately $237.6 million. The net proceeds of the offering are being used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development at the Company's other projects and for general corporate purposes, including possible acquisitions. In addition, the Company completed private placements of an aggregate of 1,226,000 flow-through common shares for total proceeds of $35 million during the first quarter of 2006.

              On October 17, 2006, the Company entered into an agreement to amend its revolving bank credit facility (the "Amended Facility") with a group of financial institutions. Among other things, the amendments increased the amount available under the facility to $300 million and extended the term to December 31, 2011. Under the Amended Facility, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2014. See "Description of Existing Indebtedness — Bank Credit Facility".

              On December 14, 2006, the Company announced that it expects to produce 240,000 ounces of gold in 2007 at a total cash cost of minus $80 per ounce (based on assumed byproduct metals prices of $9.00 per ounce for silver, $2,300 per tonne for zinc and $4,500 per tonne for copper, which are significantly lower than prices realized by the Company to date during 2006). Minesite costs per tonne in 2007 are expected to rise to $63 from approximately $61 in 2006, due in part to increased costs for inputs such as fuel, mill reagents, steel and cement. Capital expenditure at the Company's mining projects in 2007 is expected to total $336 million, of which $91.5 million will be spent at the LaRonde Mine (including $64 million at the LaRonde II project), $37.5 million at the Lapa mine project, $91 million at the Goldex mine project, $96 million at the Kittila mine project and $20 million at the Pinos Altos project. In addition, on December 14, 2006, the Company declared a dividend of $0.12 per share payable on January 29, 2007 to shareholders of record on January 15, 2007.

FORWARD-LOOKING STATEMENTS

              The information contained in this prospectus has, unless otherwise specified, been prepared as of December 14, 2006, and unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "may", "outlook", "planned", "should", "will" and similar expressions are intended to identify forward looking statements.

              Forward looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to: the Company's outlook for 2006 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the Company; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as of the date of this prospectus or the date the document incorporated by reference was prepared and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; risks associated with the Company's byproduct metal derivative strategies; and risks associated with internal control over financial reporting. For a more detailed discussion of such risks and material factors or assumptions underlying these forward looking statements, see "Risk Factors" in this prospectus, the Form 20-F, as well as the Company's other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward looking statements except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

              Certain of the statements and information, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs and location of surface infrastructure, and actual results and final decisions may be materially different from those currently anticipated.

RISK FACTORS

              An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and the documents incorporated by reference herein and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

The Company is dependent upon its mining and milling operations at LaRonde and any adverse condition affecting those operations may have a material adverse effect on the Company's financial performance and results of operations

              The Company's mining and milling operations at the LaRonde Mine account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. Based on current infrastructure, the LaRonde Mine (including the LaRonde II mine project) has an estimated mine life of approximately 14 years; however gold production at the LaRonde Mine is expected to begin to decline commencing in 2007. Unless the Company can successfully bring into production the Goldex mine project, the Lapa mine project or the Kittila mine project or otherwise acquire gold producing assets by 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices

              The Company's earnings are directly related to commodity prices as its revenues are primarily derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production, however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities. Also, the Company's decisions to proceed with its current mine development projects have been based on a market price of gold of $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices, however, these measures may not be successful.

              The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2006	2005	2004	2003	2002	2001
	(to December 14)
High price ($ per ounce)	725	537	454	417	350	293
Low price ($ per ounce)	525	411	375	323	278	256
Average price received ($ per ounce)	603	449	418	368	312	273

              On December 14, 2006, the London P.M. Fix was $627.40 per ounce of gold.

              Based on 2007 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from estimated 2006 market average prices are as follows:

Income per share
Gold	$0.07
Zinc	$0.06
Silver	$0.03
Copper	$0.02

              Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents, major equipment failures or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production

              The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires, flooding or major equipment failures (such as a failure of the production hoist or the SAG mill). In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

              In 2003, a rock fall in two production stopes at the LaRonde Mine led to an initial 20% reduction in the Company's 2003 gold production estimate and production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21% for that year. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces. In the first quarter of 2005, increased stress levels in the sill pillar area below Level 194 required three production sublevels to be closed for rehabilitation for a period of six weeks. Production from these sublevels was delayed and replaced by ore extracted from the upper levels of the mine that have relatively lower gold content. The lower gold content of this ore, together with higher than budgeted dilution, resulted in actual gold production in 2005 being 241,807 ounces, approximately 38,000 ounces less than the Company's original forecast of 2005 production of 280,000 ounces.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs

              The Company announced in June 2006 that it proposes to develop new mining operations at the LaRonde Mine (the LaRonde II mine project) and the Lapa mine project in Quebec, and the Kittila mine project in northern Finland. The Company also commenced construction of the Goldex mine project in Quebec in 2005.

              The Company believes that on completion the LaRonde II mine project will be one of the deepest operations in the Western Hemisphere with an expected depth of approximately 3,110 meters. These operations will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or vertical shaft) and series of ramps linking mining deposits to the Penna Shaft currently servicing the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

              The development of the LaRonde II, Goldex, Lapa and Kittila mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start-up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at LaRonde II will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The Company may experience operational difficulties at its recently acquired projects in Finland and Mexico

              The Company's operations have been expanded to include a mine construction project in Finland and an advanced exploration project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and could include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

              Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

              In addition, the Company has no significant operating experience in Finland, Mexico or internationally. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of its operations in Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations

              The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geological, operating, financial, geographical or political risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants, including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the creation, incurrence, assumption or existence of such indebtedness would not result in a material adverse change in respect of the Company or the LaRonde Mine (which includes the LaRonde II mine project), the Goldex mine project, the Lapa mine project and the Kittila mine project taken as a whole. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The Company's cash costs of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable

              The Company's total cash costs to produce an ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of byproduct silver, zinc and copper, the revenue from which is offset against the cost of gold production, the Canadian dollar/U.S. dollar exchange rate, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. All these factors are beyond the Company's control. If the Company's total cash costs of producing an ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

              Total cash cost per ounce is not a recognized measure under US GAAP, and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Note to Investors Concerning Certain Measures of Performance" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure.

The exploration of mineral properties is highly speculative, involves substantial expenditures, and is frequently unproductive

              The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced, and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Mineral reserve and mineral resource estimates are only estimates and the Company cannot assure that such estimates will be accurate

              The figures for mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $405 per ounce gold price, which was the three-year average daily price at the time the level of reserves was determined. Gold prices have generally been above $405 per ounce since the beginning of 2004, however for the five years prior to that the market price of gold was generally below $405 per ounce. Based on the metals price and exchange rate assumptions used in the Company's 2006 production estimates, a 10% decrease in the assumed gold price of $405 per ounce would result in an approximately 5% decrease on average in proven and probable gold reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

              Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. See "Note to Investors Regarding Estimates of Mineral Reserves and Mineral Resources".

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development

              The exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, the Kittila mine project in Finland and the Pinos Altos project in Mexico and the construction of mining facilities and commencement of mining operations at the LaRonde II mine project, the Goldex mine project, the Kittila mine project and the Lapa mine project will require substantial capital expenditures. In addition, the Company will have further capital requirements to the extent it decides to expand its present operations and exploration activities or construct new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine, and the

Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business

              The Company's recently amended $300 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement at that time that are inconsistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine (including the El Coco and Terrex properties), the Goldex mine project and the Lapa mine project and the pledge of the shares of Agnico-Eagle Sweden AB, the Company's subsidiary that holds its indirect interest in the Kittila mine project. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive and the Company may not be successful in competing for new mining properties

              Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings histories. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company faces a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company

              The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Title problems with surface rights on mineral properties at the Pinos Altos project could have a negative impact on the Company's future operations

              The assets comprising the recently acquired Pinos Altos project in Mexico include an assignment by Industrias Peñoles S.A. de C.V. of rights under its contract with Minerales El Madroño S.A. de C.V. ("Madroño") to use an unspecified 400 hectares of land for mining installations for a period of 20 years after formal mining operations have been initiated. Madroño's title to some portions of the lands on which the 400 hectares are to be identified is being contested by neighbouring ejidos, agrarian cooperative communities recognized under Mexican law. Since 1997, three ejidos have initiated court actions to have certain surface rights assigned to them. If the ejidos are ultimately successful in having the surface rights relating to these concessions assigned to them by the courts, the Company may have to negotiate with these ejidos instead of their current alleged owners and it is likely that payments will be required to be made to ejidos to acquire access to the lands. There can be no assurance that the Company will be able to successfully negotiate agreements for surface access to these lands on terms favourable to the Company or at all. Any such problems with title to the surface rights relating to the Pinos Altos project may prevent or delay production at the Pinos Altos project, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations, which could cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations

              The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies, or more stringent implementation or interpretation thereof, could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

              Under mine closure plans submitted to, and accepted by, the Ministry of Natural Resources in Quebec (the "MNR"), the estimated reclamation costs at the LaRonde Mine and the adjacent Bousquet property are approximately $18 million and $3 million, respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the MNR. These amended reclamation plans are subject to approval by the MNR, and there can be no assurance that the MNR will not impose additional reclamation obligations with attendant higher costs. In addition, the MNR may require that the Company provide financial assurances to support such plans. At December 31, 2005, the Company had an asset retirement obligation of $12.6 million, with $6.4 million allocated for the LaRonde Mine and $6.2 million allocated for the Bousquet property.

Changes in factors beyond the Company's control such as the price of gold, commodity prices and gold production affect the Company's profitability and have caused the Company to experience losses

              Although the Company reported net income for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2006, it incurred net losses in 2003 and in each of the five years prior to 2002. The Company's financial performance and profitability is affected by the spot price of gold, the spot prices for its byproduct metals, the exchange rate between the Canadian dollar and the U.S. dollar, the Company's production volumes and the Company's production costs. For a discussion of the factors contributing to the financial performance of the Company, see "Item 5. Operating and Financial Review and Prospects" in the Form 20-F. The Company's profitability depends on the price of gold, gold production, total cash costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the prospectus supplement. Substantially all of these factors are beyond the Company's control, and there can be no assurance that the Company will sustain profitability in the future.

Fluctuations in foreign currency exchange rates in relation to the US dollar may adversely affect the Company's results of operations

              The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar/ US dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/ US dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2001 to September 30, 2006, the Noon Buying Rate fluctuated from a high of C$1.6128 per $1.00 to a low of C$1.0989 per $1.00. Historical fluctuations in the Canadian dollar/ US dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2006 after-tax operating results, a 10% change in the average annual Canadian dollar/ US dollar exchange rate would affect net income by approximately $0.09 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos project will be denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases

              While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its profits could be adversely affected.

              For the year ended December 31, 2005 and the nine months ended September 30, 2006, the Company reported a $15.4 million and $13.0 million derivative loss, respectively, on its income statement relating to derivatives on its byproduct production. This amount reflects both realized losses ($7.1 million and $8.5 million, respectively) and unrealized losses ($8.3 million and $4.5 million, respectively), as none of the contracts establishing the derivatives positions qualify for hedge accounting treatment under US GAAP.

Requirements of the Sarbanes-Oxley Act

              The Company is in the process of documenting, and plans to test during the current fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). Commencing December 31, 2006, the end of the Company's 2006 fiscal year, SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing this assessment. The Company cannot be certain at this time that it will be able to comply with all of its reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of SOX in a timely manner. During the course of the Company's testing it may identify deficiencies that it may not be able to remedy in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. Effective internal control over financial reporting is important to help produce reliable financial reports and to prevent financial fraud. If the Company is unable to assert that its internal control over financial reporting is effective as of the end of its 2006 fiscal year, or if its independent auditors are unable to attest that the Company's management's report is fairly stated or they are unable to express an opinion on management's evaluation or on the effectiveness of the Company's internal controls, the Company could be subject to regulatory scrutiny and loss of investor confidence in the accuracy and completeness of its financial reports, investors could lose confidence in its reported financial information, and the trading price of the Company's common shares and its business could be adversely affected.

              In addition, if the Company fails to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

              No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

The trading price for the Company's securities is volatile

              The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of Securities convertible in or exchangeable for common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the common shares and Securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of the commodities the Company sells;

  •
  current events affecting the economic situation in Canada, the United States, Finland and Mexico;

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  trends in the mining industry and the markets in which the Company operates;

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  changes in financial estimates and recommendations by securities analysts;

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  acquisitions and financings;

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  quarterly variations in operating results;

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  the operating and share price performance of other companies that investors may deem comparable;

  •
  the issuance of additional equity securities by the Company or the perception that such an issuance may occur; and

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  purchases or sales of blocks of the Company's common shares.

Part of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the outstanding common shares regardless of the Company's operating performance.

Potential Unenforceability of Civil Liabilities and Judgments

              The Company is incorporated under the laws of the Province of Ontario, Canada. Most of the Company's directors and all of its officers and certain of the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company believes that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

THE COMPANY

History and Development of the Company

              The Company is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 4.0 million ounces of gold. In 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce net of revenues received from the sale of silver, zinc and copper byproducts. In the first three quarters of 2006, the Company produced 179,804 ounces of gold. Total cash costs were minus $625 per ounce compared to $66 per ounce in the first three quarters of 2005, a result of increased prices realized on the sale of byproduct metals. The Company has announced that it expects to produce approximately 240,000 ounces of gold in 2007 at a total cash cost of minus $80 per ounce (based on assumed byproduct metals prices of $9.00 per ounce for silver, $2,300 per tonne for zinc and $4,500 per tonne for copper, which are significantly lower than prices realized by the Company to date in 2006). The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continuing exploration and development at the LaRonde Mine (including the LaRonde II mine project), the Goldex mine project and the Lapa mine project in Quebec and the Kittila mine project in northern Finland, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company will continue exploration and development at the Pinos Altos project in northern Mexico. The Company currently also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

              The Company operates through three regional units: the Canadian Region, the European Region and the Mexican Region. The Canadian region includes the LaRonde Mine (including the LaRonde II mine project) and the Goldex and Lapa mine projects. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan Resources AB ("Riddarhyttan"), which indirectly owns the Kittila mine project in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos project. In addition, the Company has an international exploration office in Reno, Nevada.

              The LaRonde Mine currently accounts for all of the Company's gold production. However, the Company has recently initiated several additional projects anticipated to begin production in the coming years. In July 2005, the Company began construction at the Goldex mine project, where initial production is expected to commence in 2008. In June 2006, the Company initiated construction of the Kittila mine project and announced on June 5, 2006 that it will complete construction of the Lapa mine project, which are both expected to commence production in 2008. In May 2006, the Company initiated construction of additional infrastructure to access the ore at the LaRonde II mine project at the LaRonde Mine. The Company expects production from the LaRonde II mine project to commence in 2011. Further, the Company's Pinos Altos project in northern Mexico is an advanced stage exploration project in a mining supportive jurisdiction. In addition to these projects, the Company continuously evaluates opportunities to make strategic acquisitions.

              Set out below are the Company's proven and probable mineral reserves as at June 5, 2006 as calculated under NI 43-101. For information regarding the calculation of the Company's mineral reserves and mineral resources, see "Item 4. Information on the Company — Property, Plant and Equipment —

Mineral Reserve and Mineral Resource" in the Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Bousquet	18,256	1.30	763
Goldex	17,933	1.88	1,084
LaRonde	6,767,626	2.92	634,935

Total Proven Reserves	6,803,815		636,782

Goldex	21,374,949	2.39	1,640,294
Lapa	3,444,722	10.17	1,126,570
LaRonde	10,779,845	2.86	990,890
LaRonde II	18,779,693	6.03	3,638,220
Kittila (Suurikuusikko deposit)	14,226,798	5.16	2,360,150

Total Probable Reserves	68,606,007		9,756,124

Total Proven and Probable Reserves	75,409,822		10,392,906

              The Company has a strategic investment in Stornoway Diamond Corporation ("Stornoway"), a public company listed on the TSX under the symbol "SWY". Stornoway is a diamond exploration company with an extensive property portfolio in northern Canada and in Botswana. Stornoway is incorporated under the laws of the Province of British Columbia.

              The Company acquired a portion of its interest in Stornoway in connection with a share exchange take-over bid made by Stornoway (the "Contact Offer") for Contact Diamond Corporation ("Contact"), which was at the time a TSX listed exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to the Contact Offer. The remainder of the Company's interest in Stornoway was obtained through the purchase of subscription receipts of Stornoway for C$22.5 million through which the Company acquired an additional 17,629,084 common shares of Stornoway on September 19, 2006. As at November 2, 2006, Stornoway had taken up 93% of Contact's common shares and indicated that it would immediately proceed with a compulsory acquisition of the remainder of Contact's common shares. The Company currently owns approximately 16.9% of the outstanding common shares of Stornoway.

              The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

Key Operating Strengths

              The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

              Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's current mine and three of its construction projects are located in Quebec, one of North America's principal gold-producing regions. The Company's Kittila mine project (the Suurikuusikko deposit) in northern Finland, and its advanced exploration project at Pinos Altos in northern Mexico, are located in regions which the Company believes are also supportive of the mining industry.

              Low-Cost, Efficient Producer.    The Company believes that it is one of the lowest total cash cost producers in the North American gold mining industry, with total cash costs per ounce of gold produced at $43 for 2005 and at minus $625 in the first three quarters of 2006. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

              Strong Operating Base.    The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Finland and northern Mexico. The experience gained through building and operating the LaRonde Mine is expected to assist with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of infrastructure to access the deposits at the LaRonde II mine project.

              Highly Experienced Management Team.    The Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Finland and Mexico.

Growth Strategy

              Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, while expanding its operations internationally into Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

              Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure but also from the geological knowledge that it has gained in mining and developing its properties. One of the Company's goals is to apply the proven operating principles of the LaRonde Mine to the mine construction projects at the Goldex, Kittila and Lapa properties, the construction of the LaRonde II infrastructure, its advanced exploration project at the Pinos Altos property and each of its other existing and future properties.

              Expand Gold Reserves.    The Company is conducting drilling programs at the Kittila mine project and the Pinos Altos project with a goal of further increasing its gold reserves. In 2005, on a contained gold ounces basis, the Company increased its gold reserves to 10.4 million ounces, an increase of 32% over 2004 levels, including the replacement of 241,000 ounces of gold mined (before mill recoveries and smelter charges). In addition, the Company has significant mineral resources at its Pinos Altos project. A feasibility study for the Pinos Altos project is expected to be completed in the second quarter of 2007.

              Growth Through Primary Exploration and Acquisitions.    The Company's current growth strategy is to continue to pursue the expansion of its development base through primary exploration activities and the acquisition of both producing and development properties in the Americas and Europe. In addition, the Company believes it can continue to acquire control of exploration properties at favourable prices through investments in early stage exploration companies. The Company's property acquisition strategy has evolved to include joint ventures and partnerships.

The Company's Projects

    The LaRonde Mine (including the LaRonde II Mine Project)

              The Company's operations at LaRonde include the LaRonde Mine, the milling complex and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine currently accounts for all of the Company's gold production from its 2,250 meter-deep Penna Shaft. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 3.0 million ounces of gold. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for over four years. An extensive surface and underground exploratory drilling program to delineate additional mineral reserves began in 1990 and is continuing. As at December 31, 2005, the LaRonde Mine (including the LaRonde II mine project) had established proven and probable mineral reserves of approximately 5.3 million ounces of contained gold.

              In May 2006, the Company initiated construction of additional infrastructure to access the ore at LaRonde II. LaRonde II has probable mineral reserves of approximately 3.6 million ounces of gold contained in 18.8 million tonnes of ore grading approximately 6.0 grams of gold per tonne, and indicated mineral resources of 2.3 million tonnes grading 3.42 grams of gold per tonne. In addition, LaRonde II has inferred mineral resources of 5.1 million tonnes grading 6.15 grams of gold per tonne.

              Construction at the LaRonde II mine project is currently underway with production expected to commence in 2011. The Company plans to sink a new 835 meter shaft starting from Level 215, to a total depth of approximately 2,865 meters, to access the LaRonde II deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215 (approximately 2,150 meters below surface), where it will be transferred to the Penna Shaft hoist. Capital costs of construction at the LaRonde II mine project are estimated to be $210 million, of which the Company expects to incur approximately $25 million in 2006 and $64 million in 2007.

    The Goldex Mine Project

              The Goldex mine project is located in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. The Goldex mine project is a development property of approximately 267.78 hectares. Gold mineralization at the Goldex Extension Zone, the focus of the Company's activities at the Goldex mine project, was discovered in 1989. However, a 1997 mining study showed that the deposit was not economically viable to mine at the then prevailing gold price using the mining approach chosen and drill-hole indicated grade. In light of increased gold prices and improved mining techniques, the Company reassessed the Goldex property and, in the first quarter of 2005, extracted a 16,500 tonne underground bulk sample from the Goldex Extension Zone to provide additional geological and sampling information. The bulk sample returned a grade of 2.78 grams of gold per tonne, nearly 10% higher than the grade returned from the bulk sample processed in 1997. The Goldex property's current proven and probable reserves are 1.6 million ounces of gold contained in 21.4 million tonnes of ore grading 2.39 grams of gold per tonne. In addition, the Goldex property is estimated to contain an inferred resource of 3.2 million tonnes grading 1.92 grams of gold per tonne.

              In July 2005, the Company approved construction at the Goldex mine project. Annual gold production is expected to average 170,000 ounces over a mine life of approximately 9 years commencing in 2008, with total cash costs per ounce of approximately $225. Construction of the shaft collar at the Goldex project commenced in October 2005. Sinking of the new production shaft commenced in the third quarter of 2006 and the Company anticipates that the shaft will reach a final depth of 863 meters. Underground development and construction has commenced, with access provided by existing underground workings from the existing 790-meter shaft. Plant construction began in the second quarter of 2006.

              The pre-production plans at the Goldex mine project also include construction of a processing facility. Estimated capital costs to bring Goldex into production are $135 million. Approximately $75 million has been budgeted for the new shaft, underground development and construction and mining equipment while an additional $53 million has been budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital. The Company expects that capital expenditures at the Goldex mine project for 2006 will be financed from internally generated cash flow and from the Company's existing cash balances and will be approximately $54 million. Estimated capital expenditures at the Goldex mine project for 2007 are $91 million.

    The Lapa Mine Project

              The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec, that was acquired from Breakwater Resources Ltd. in 2003. At December 31, 2005, the Lapa property contained approximately 1.1 million ounces of gold consisting of 3.4 million tonnes of probable reserves grading 10.17 grams of gold per tonne.

In addition, the Lapa mine project contains 1.1 million tonnes of indicated mineral resource grading 5.92 grams of gold per tonne and 1.4 million tonnes of inferred mineral resource grading 9.36 grams of gold per tonne.

              In July 2004, the Company initiated the sinking of a 1,360 meter deep production shaft. As of December 10, 2006, the shaft had reached a depth of 1,007 metres. In April 2006, 2,800 tonnes of development ore were extracted at Lapa and results of a diamond drilling program were analyzed and the ore extracted was estimated to contain on average 10.65 grams of gold per tonne. These results, and results from other sampling methods, predicted higher gold grades than the Company's reserve model from February 2005. These results were incorporated into a revised feasibility study.

              On June 5, 2006, the Company announced that on the basis of the recent drilling results and the revised feasibility study, it would complete construction of the Lapa mine project. This construction includes extension of the shaft to a depth of approximately 1,350 meters. Incremental capital costs of completing construction at the Lapa mine project are $90 million, of which the Company expects to incur approximately $13 million in 2006 and $37.5 million in 2007. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a 7-year mine life, with full production levels of 125,000 ounces of gold annually by late 2008 at total cash costs per ounce of approximately $210. The Company envisages that the Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat and recover the gold and store the residues.

    The Kittila Mine Project

              The Company's interest in the Kittila mine project is held through its indirect ownership of 100% of the outstanding shares of Riddarhyttan. Riddarhyttan is a precious and base metals exploration and development company with a primary focus on exploration and development of the Suurikuusikko deposit located approximately 880 kilometres north of Helsinki near the town of Kittila in northern Finland. Riddarhyttan is the indirect, 100% owner of the Kittila mine project, which consists of approximately 16,000 hectares with similar precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec. The deposit at the Kittila mine project is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres, of which only five kilometres have been drilled so far.

              The Kittila mine project has 2.4 million ounces of probable gold reserves from 14.2 million tonnes of ore grading 5.16 grams of gold per tonne. In addition to these mineral reserves, the Kittila mine project contains 0.1 million tonnes of measured mineral resource grading 4.07 grams of gold per tonne, 1.5 million tonnes of indicated mineral resource grading 4.39 grams of gold per tonne and 6.7 million tonnes of inferred mineral resource grading 4.35 grams of gold per tonne.

              In June 2006, the Company initiated the construction of the Kittila mine project. The first phase of the project is the construction of an open pit mine. The second phase of the project will include an underground mine with ramp access. In addition, a one million tonne per annum surface processing plant will be built. Estimated capital costs of construction of the Kittila mine project are $135 million, of which the Company expects to incur approximately $25 million in 2006 and $96 million in 2007.

              The Company acquired Riddarhyttan through a tender offer initiated in May 2005 for all of the issued and outstanding shares of Riddarhyttan that it did not then own. The Company initiated a compulsory acquisition procedure under Swedish law for the remaining 2.7% of the Riddarhyttan shares that it did not hold after the tender offer, and it obtained advance possession of these shares on October 29, 2006. Advance possession means that the Company is entitled to exercise all rights relating to these shares that vest in a shareholder and to be registered as owner of these shares. Upon advance possession, each minority shareholder loses its rights as shareholder and receives instead a claim against the Company for the redemption amount (which is determined by an arbitration tribunal) in respect of his or her shares.

    The Pinos Altos Project

              In March 2006, the Company acquired the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. The Pinos Altos property is made up of three blocks, the Madroño Concessions (which cover approximately 64% of the current mineral resource), the Pinos Altos Concession (which covers approximately 36% of the current mineral resource) and the Parreña Concessions. The assets comprising the Pinos Altos project acquired by the Company are: (i) an assignment of rights under contracts to explore and exploit the Madroño Concessions and the Pinos Altos Concession; (ii) the right to use up to 400 hectares of land owned by Madroño for mining installations for a period of 20 years after formal mining operations have been initiated; (iii) sole ownership of the Parreña Concessions; (iv) possession rights under Mexican law to a 13.3 hectare parcel of land; and (v) an assignment of an environmental impact statement authorization issued by Mexican environmental authorities.

              The Company issued new mineral resource estimates for the Pinos Altos project in February 2006. Estimated indicated mineral resources at the Pinos Altos project are 12.5 million tonnes with a grade of 3.94 grams of gold per tonne and 102.25 grams of silver per tonne. In addition, the property has an inferred mineral resource of 3.2 million tonnes grading 5.23 grams of gold per tonne and 110.99 grams of silver per tonne. Over 90% of the Pinos Altos mineral resource is located in the Santo Niño vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Niño vein zone has thicknesses of up to 40 meters over a length of 2.5 kilometres and a vertical extent that can reach 600 meters or more. The deposit remains open to the west and at depth. The Company is currently conducting metallurgical testing and work on the permitting for a potential mining operation.

              Based on the positive drilling results and the growing precious metals resource, the Company intends to complete a feasibility study on the property by the end of the second quarter of 2007. The work program will include additional drilling at depth in the area between the Cerro Colorado and Santo Niño structures where there are suggestions that the two structures may join at depth. The main objectives of the program are to convert the present resource estimates into reserves and test the potential target areas. Budgeted expenditures at the Pinos Altos project are $23 million for 2006 and approximately $26 million for 2007, which the Company expects will be financed from cash flow from the Company's operations.

USE OF PROCEEDS

              Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

              All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

CAPITALIZATION

              As at the date of this prospectus, there have been no material changes in the share and loan capital structure of the Company since September 30, 2006.

DESCRIPTION OF EXISTING INDEBTEDNESS

Bank Credit Facility

              The Company entered into an amended and restated credit agreement on October 17, 2006 (the "Amended Facility") with a group of financial institutions providing for a revolving bank credit facility. The amendment increased the amount available under the facility to $300 million and extended the date on which the facility matures. The Amended Facility matures and all indebtedness thereunder is due and payable on December 23, 2011. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2014. The credit facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances, priced at the applicable rate plus an applicable margin that ranges from 1.25% to 2.00% depending on certain financial ratios. The lenders under the facility are each paid a commitment fee at a rate that ranges from 0.40% to 0.75%, depending on the financial ratios.

              Payment and performance of the Company's obligations under the Amended Facility, including any secured hedge agreements entered into under the Facility, are secured by substantially all property relating to the LaRonde Mine (including the El Coco and the Terrex properties), the Goldex mine project, the Lapa mine project and the pledge of all of the shares of Agnico-Eagle Sweden AB, the Company's direct subsidiary that holds its indirect interest in the Kittila mine project. The Company has also assigned and granted a security interest in certain material contracts, including hedge agreements, to the administrative agent on behalf of the secured parties under the Amended Facility, and has designated the administrative agent on behalf of these parties as the named insured and loss payee under certain insurance policies and granted a security interest in such policies.

              The Amended Facility contains covenants that restrict, among other things:

  •
  the ability of the Company and its subsidiaries to incur additional indebtedness;

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  the Company's ability to pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's capital stock;

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  the Company's ability to make asset sales or other dispositions;

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  the Company's ability to pledge existing or future assets relating to included properties under the Amended Facility (currently the LaRonde Mine, the Goldex Mine project, the Lapa mine project and the Kittila mine project);

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  the Company's ability to enter into transactions with affiliates;

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  the Company's ability to make any loans to or investments in any other person or to acquire assets from any other person for cash consideration; and

  •
  the Company's ability to amalgamate or otherwise transfer its assets.

              The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Events of default under the Amended Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within three business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant or the failure of the Company to notify the administrative agent of any occurrence of default under the Amended Facility which is continuing or any event or condition that constitutes a material adverse effect or a default or event of default under certain other indebtedness of the Company or hedge agreement to which the Company is a party;

  •
  the breach by the Company of any other term, covenant or other agreement that is not cured within 20 business days after written notice of the breach has been given to the Company;

  •
  a default in any payment of principal or interest or in the observance or performance of any other agreement or condition of other indebtedness of the Company or the Company's material subsidiaries in excess of $20 million, or the occurrence or existence of any other event or condition resulting in an acceleration of such indebtedness;

  •
  a change in control of the Company; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution of the Company, or any of the Company's material subsidiaries.

              There are currently no amounts of principal or interest outstanding under the Amended Facility; however, outstanding letters of credit issued as security for pension and environmental obligations have decreased the amount available for future drawdowns under the Amended Facility to $289 million.

              For the year ended December 31, 2005, interest expense was $7.8 million (2004 — $8.2 million; 2003 — $9.2 million), of which cash payments were $8.3 million (2004 — $7.0 million; 2003 — $8.0 million). In 2005, cash interest on the facility was nil (2004 — nil; 2003 — nil) and cash standby fees on the facility were $1.2 million (2004 — $1.4 million; 2003 — $1.2 million). In 2005, interest of $2.5 million (2004 — nil; 2003 — nil) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt for the year ended December 31, 2005 was 7.9% (2004 — 4.9%; 2003 — 6.4%).

EARNINGS COVERAGE

              In accordance with the requirements of the Canadian Securities Administrators, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2006 and December 31, 2005 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not currently known. The information presented herein for the 12-month period ended September 30, 2006 is based on unaudited financial information.

	12 Months Ended September 30, 2006	12 Months Ended December 31, 2005
Interest requirements(1)	$4,818	$10,298
Earnings before interest expense and taxes(1)	$193,600	$43,092
Earnings coverage	40.2	4.2

Note:

(1)
In thousands of US dollars.

              If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Common Shares

              The authorized capital of the Company consists of an unlimited number of common shares, of which 120,984,434 were issued and outstanding as of December 13, 2006. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company's shareholders plan was not reconfirmed at the Company's annual and special meeting of shareholders of Friday, May 6, 2005. Accordingly all rights issued pursuant to such plan ceased to be of any force or effect at the close of such meeting.

Warrants

              On November 14, 2002, the Company issued 6.9 million Warrants. Each whole Warrant entitles the holder to purchase one common share for a price of US$19.00 at any time on or prior to November 14,

2007, after which time the Warrants will expire. The exercise price for the Warrants is payable in US dollars; however, holders of Warrants may elect to pay the exercise price in Canadian dollars based on then current exchange rates. No fractional common shares will be issuable on the exercise of the Warrants. To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a common share, the holder will receive a cash payment in lieu thereof based on the then current market price of the common shares.

              The warrant indenture (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee, provides that the exercise price and/or the number and kind of securities or property issuable on the exercise of Warrants are subject to adjustment in certain events.

              Holders of Warrants do not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants have no pre-emptive rights to acquire securities of the Company. As at December 13, 2006, an aggregate of 3,500 Warrants had been exercised and 6,896,500 Warrants were outstanding. If all of the currently outstanding Warrants were exercised, the Company would be required to issue 6,896,500 common shares.

              The foregoing summary describes certain provisions of the Warrants and the Warrant Indenture, although the foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Warrants and the Warrant Indenture.

DIVIDEND POLICY

              The Company's policy is to pay annual dividends on its common shares and, on December 14, 2006, the Company announced that it had declared a dividend of $0.12 per common share for 2007. In 2006, the dividend was $0.03 per share, unchanged since 2003. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants which restrict the Company's ability to pay or declare dividends.

DESCRIPTION OF DEBT SECURITIES

General

              The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for the debt securities. The following summary describes certain provisions of the indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the indenture. A copy of the form of indenture was filed with the SEC as exhibit 7.1 to the Company's registration statement on Form F-10/A (File No. 333-100902) on November 8, 2002, and is incorporated by reference in the registration statement of which this prospectus forms a part, and has been filed with the Canadian Securities Administrators. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

              The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

              References to the "Company" in this description of debt securities mean Agnico-Eagle Mines Limited but not any of its subsidiaries.

              The indenture does not limit the amount of debt securities the Company can issue under the indenture and does not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

              The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of the debt securities and may include any of the following:

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  the designation of the debt securities;

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  any limit on the aggregate principal amount of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

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  whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  whether the payment of the debt securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether the Company will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether the Company may redeem the debt securities at its option;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency in which the Company will make payments on the debt securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms of the debt securities.

              Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

              The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

              The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

              Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Payment and Transfer

              Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any instalment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

              Holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

              The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

              The indenture generally permits the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the debt securities and under the indenture and the Company or such successor person will not be in default under the indenture immediately after the transaction.

              If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

              When the Company uses the term "event of default" in the indenture, it means, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of debt securities.

              The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

              A default under one series of debt securities will not necessarily be a default under another series.

              If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the entire principal of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

              If an event of default relates to events involving the Company's or a subsidiary's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

              Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

              The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

              When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the indenture. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

              If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

              Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

              The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

              The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

              The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder of debt securities;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no debt securities outstanding under the indenture;

  •
  provide for uncertificated debt securities in addition to certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants or the Company's obligations under the indenture for the protection of holders of debt securities;

  •
  surrender any right, power or option conferred by the indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

The Trustee

              The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

              The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

              The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under one or more indentures that the Company will enter into with a warrant trustee or trustees that will be named in the Prospectus Supplement.

              The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

              The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms of the warrants.

              Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

              The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

              The Company may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, and the proceeds to the Company from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities.

              The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

              Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and US securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

              In connection with any offering of Securities, the underwriters may offer, allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXPERTS

              None of Guy Gosselin, Carl Pelletier, Jean-Francois Couture, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi, Yves Galarneau or Marc Legault, each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

              The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

              Information relating to the Company's mineral properties in this prospectus and the documents incorporated by reference herein has been derived from reports prepared by Guy Gosselin, Carl Pelletier, Jean-Francois Couture, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi, Yves Galarneau and Marc Legault and has been included in reliance on such persons' expertise.

              Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company with the exception of Guy Gosselin, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi and Marc Legault, each of whom is currently employed by the Company.

LEGAL MATTERS

              Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York.

AUDITORS, TRANSFER AGENT AND REGISTRAR

              The auditors of the Company are Ernst & Young LLP of Toronto, Ontario. The registrar and transfer agent for the Company's common shares and Warrants is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

DOCUMENTS INCORPORATED BY REFERENCE

              The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the Company's Annual Information Form dated March 27, 2006 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by the Company's Annual Report on Form 20-F/A filed May 26, 2006;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006);

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2005;

  (d)
  unaudited consolidated financial statements of the Company as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of results of operations of the Company for the three and nine months ended September 30, 2006 and 2005;

  (e)
  the material change report of the Company dated February 22, 2006 relating to the exercise by the Company of the option to acquire the Pinos Altos Project on February 13, 2006;

  (f)
  the material change report of the Company dated February 22, 2006 relating to the redemption by the Company of its $143.75 million principal amount 4.50% convertible subordinated debentures due February 15, 2012 for common shares of the Company on February 15, 2006;

  (g)
  the material change report of the Company dated May 18, 2006 relating to the announcement by the Company of its determination on May 12, 2006 to initiate construction of the LaRonde II mine project;

  (h)
  the material change report of the Company dated June 5, 2006 relating to the announcement by the Company on June 5, 2006 of its determination to initiate construction of the Kittila mine project, complete construction at the Lapa mine project and undertake a marketed offering of common shares for approximately $250 million; and

  (i)
  the Management Proxy Circular dated March 3, 2006 prepared in connection with the Company's annual and special meeting of shareholders on May 12, 2006.

              All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus.

              Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

              Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

              Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone (416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

              A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

AVAILABLE INFORMATION

              The Company has filed with the SEC a registration statement on Form F-10, together with all amendments and supplements thereto, under the United States Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

              The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

              The Company is an Ontario corporation with its principal place of business in Canada. Most of its directors and officers and certain experts named in this prospectus are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. The Company believes that a monetary judgment of a United States court predicated solely on the civil liability provisions of United States federal securities laws or the securities or "blue sky" laws of any state within the United States would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure investors that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

PURCHASERS' STATUTORY RIGHTS

              Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

              The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; consent of Carl Pelletier; consent of Jean-François Couture; consent of Normand Bedard; consent of Louise Grondin; consent of François Vezina; consent of Camil Prince; consent of Paul Cousin; consent of Marc Ruel; consent of Christian D'Amours; consent of Rosaire Emond; consent of Dino Lombardi; consent of Yves Galarneau; consent of Marc Legault; the powers of attorney from directors; and earnings coverage ratios. Additionally, the Company filed (i) a form of warrant indenture relating to the warrants that may be offered hereunder with the SEC as exhibit 7.1 to the Company's registration statement on Form F-10/A (File No. 333-100850) on November 6, 2002 and (ii) a form of indenture relating to the debt securities that may be offered hereunder with the SEC as exhibit 7.1 to the Company's registration statement on Form F-10/A (File No. 333-100902) on November 8, 2002, each of which is incorporated by reference in the registration statement of which this prospectus forms a part. If debt securities are offered under a Prospectus Supplement, a trustee's Statement of Eligibility on Form T-1 will be filed with the SEC.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
4.1	Registrant's Annual Information Form dated March 27, 2006 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2006, as amended by the Company's Annual Report on Form 20-F/A, filed with the Commission on May 26, 2006 (the "2005 Annual Report").
4.2	Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006), incorporated herein by reference to the 2005 Annual Report.
4.3	Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2005, incorporated herein by reference to the 2005 Annual Report.
4.4	Unaudited consolidated financial statements of the Registrant as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of operations of the Registrant for the three and nine months ended September 30, 2006 and 2005, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 13, 2006.
4.5	Material Change Report of the Registrant dated February 22, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on February 27, 2006.
4.6	Material Change Report of the Registrant dated February 22, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on February 27, 2006.
4.7	Material Change Report of the Registrant dated May 18, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on May 30, 2006.
4.8	Material Change Report of the Company dated June 5, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on June 5, 2006.
4.9	Management Proxy Circular dated March 3, 2006 prepared in connection with the Registrant's annual and special meeting of shareholders on May 12, 2006 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and C of such circular), incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2006.
5.1	Consent of Guy Gosselin.*
5.2	Consent of Carl Pelletier.*

Exhibit No.	Description
5.3	Consent of Jean-François Couture.*
5.4	Consent of Normand Bedard.*
5.5	Consent of Louise Grondin.*
5.6	Consent of François Vezina.*
5.7	Consent of Camil Prince.*
5.8	Consent of Paul Cousin.*
5.9	Consent of Marc Ruel.*
5.10	Consent of Christian D'Amours.*
5.11	Consent of Rosaire Emond.*
5.12	Consent of Dino Lombardi.*
5.13	Consent of Yves Galarneau.*
5.14	Consent of Marc Legault.*
5.15	Consent of Ernst & Young LLP.*
6.1	Powers of Attorney.**
7.1	Form of Trust Indenture, incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the Commission on November 8, 2002.
7.2	Form of Warrant Indenture, incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the Commission on November 6, 2002.

*
Filed herewith.

**
Filed previously.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

        Concurrently with the initial filing of the Registration Statement on Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registration Statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on this 14th day of December, 2006.

AGNICO-EAGLE MINES LIMITED
By:	/s/ DAVID GAROFALO
	Name:	David Garofalo
	Title:	Vice-President, Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on this 14th day of December, 2006.

Name	Title
* Sean Boyd	Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
* David Garofalo	Vice-President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
* James D. Nasso	Chairman of the Board
* Leanne M. Baker	Director Authorized U.S. Representative
* Douglas R. Beaumont, P. Eng.	Director

* Bernard Kraft	Director
* Mel Leiderman, C.A., TEP	Director
* Eberhard Scherkus, P. Eng.	President and Chief Operating Officer and Director
* Howard Stockford, P. Eng.	Director
* Pertti Voutilainen	Director
/s/ DAVID GAROFALO David Garofalo

        Pursuant to powers of attorney executed by the persons named above whose names are predicted by an asterisk, David Garofalo, as attorney-in-fact, does hereby sign this amendment to the registration statement on behalf of each such person in the capacity indicated, on the date indicated.

EXHIBITS INDEX

Exhibit No.	Description
4.1	Registrant's Annual Information Form dated March 27, 2006 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2006, as amended by the Company's Annual Report on Form 20-F/A, filed with the Commission on May 26, 2006 (the "2005 Annual Report").
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006), incorporated herein by reference to the 2005 Annual Report.
4.3	Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2005, incorporated herein by reference to the 2005 Annual Report.
4.4
Unaudited consolidated financial statements of the Registrant as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of operations of the Registrant for the three and nine months ended September 30, 2006 and 2005, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 13, 2006.
4.5	Material Change Report of the Registrant dated February 22, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on February 27, 2006.
4.6	Material Change Report of the Registrant dated February 22, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on February 27, 2006.
4.7	Material Change Report of the Registrant dated May 18, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on May 30, 2006.
4.8	Material Change Report of the Company dated June 5, 2006, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on June 5, 2006.
4.9
Management Proxy Circular dated March 3, 2006 prepared in connection with the Registrant's annual and special meeting of shareholders on May 12, 2006 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and C of such circular), incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2006.
5.1	Consent of Guy Gosselin.*
5.2	Consent of Carl Pelletier.*
5.3	Consent of Jean-François Couture.*
5.4	Consent of Normand Bedard.*

5.5	Consent of Louise Grondin.*
5.6	Consent of François Vezina.*
5.7	Consent of Camil Prince.*
5.8	Consent of Paul Cousin.*
5.9	Consent of Marc Ruel.*
5.10	Consent of Christian D'Amours.*
5.11	Consent of Rosaire Emond.*
5.12	Consent of Dino Lombardi.*
5.13	Consent of Yves Galarneau.*
5.14	Consent of Marc Legault.*
5.15	Consent of Ernst & Young LLP.*
6.1	Powers of Attorney.**
7.1	Form of Trust Indenture, incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the Commission on November 8, 2002.
7.2	Form of Warrant Indenture, incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the Commission on November 6, 2002.

*
Filed herewith.

**
Filed previously.

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PROSPECTUS SUMMARY
The Company
Recent Developments
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF EXISTING INDEBTEDNESS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PURCHASERS' STATUTORY RIGHTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBITS INDEX